ALBERTA COMPLIANCE SERVICES INC.

02049487

August 14, 2002

SUPPL

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Applied Gaming Solutions of Canada Inc.
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Supplemental Mail List Return Card
2. Notice of Meeting
3. Information Circular
4. Instrument of Proxy
5. News Release dated July 12, 2002
6. Interim Financial Statements for the 6 months ended June 30, 2002
7. BCSC Form 51-901F
8. Material Change Report
9. Notice of Alternative Form of AIF
10. Annual Information Form

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

dlw 8/27

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

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APPLIED GAMING SOLUTIONS OF CANADA INC.

SUPPLEMENTAL MAIL LIST
RETURN CARD

NOTE: **If you wish to be included in the supplementary mailing list of Applied Gaming Solutions of Canada Inc. in order to receive its interim financial statements, please complete and return this card.**

TO: Alberta Compliance Services Inc.
602, 304 - 8th Avenue S.W.
Calgary, Alberta
T2P 1C2

The undersigned certifies that the undersigned is the owner of securities of Applied Gaming Solutions of Canada Inc. and requests that the undersigned be placed on the supplementary mailing list of Tartan Energy Inc. for its interim financial statements.

DATED: ______________________

____
NAME

____
ADDRESS

____

____

____
SIGNATURE

____
NAME AND TITLE OF PERSON SIGNING IF DIFFERENT FROM NAME ABOVE.

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.
1000, 100 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N2

NOTICE OF AN ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF APPLIED GAMING SOLUTIONS OF CANADA INC.

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting of holders of common shares of Applied Gaming Solutions of Canada Inc. (the "Corporation") will be held at the Radisson Hotel, Calgary Airport, 2120 - 16th Avenue N.E., Calgary, Alberta, on Thursday, July 25, 2002 at 10:00 a.m. (local time) for the following purposes.

1. To receive and consider the annual report of the board of directors and the consolidated unaudited financial statements of the Corporation for the interim financial period ended March 31, 2002 and the consolidated audited financial statements of the Corporation for the financial years ended December 31, 2001 and December 31, 2000;
2. To fix the board of directors of the Corporation at six (6) members;
3. To elect the board of directors for the ensuing year;
4. To appoint Dick Cook Schulli, Chartered Accountants, of Calgary, Alberta, as the auditors of the Corporation for the ensuing year and to authorize the board of directors to fix their remuneration;
5. To approve and adopt, with or without variation, a special resolution to change the name of the Corporation to "Pacific Lottery Corporation";
6. To approve and adopt, with or without variation, a special resolution authorizing the consolidation of the common shares of the Corporation on the basis of one (1) new common share of the Corporation for up to and including ten (10) common shares of the Corporation currently held;
7. To approve and adopt, with or without variation, a special resolution authorizing the reduction of the stated capital account for the common shares of the Corporation by an amount not exceeding $15,246,349;
8. Subject to approval of the special resolution as identified under paragraph 6 above, to approve and adopt, with or without variation, an ordinary resolution authorizing the issuance of up to and including 8,731,339 post-consolidation common shares of the Corporation in full settlement of outstanding indebtedness in the amount of $2,619,402 owed by the Corporation to certain current and former employees and one other unsecured creditor of the Corporation;
9. Subject to approval of the special resolution as identified under paragraph 6 above, to approve and adopt, with or without variation, an ordinary resolution authorizing the issuance of up to and including 9,166,667 post-consolidation common shares of the Corporation in consideration of the forgiveness of indebtedness owed by the Corporation in the amount of $2,500,000 and in exchange for the surrender and cancellation of 250,000 issued and outstanding preferred shares, Series 2, of the Corporation;
10. To approve and adopt, with or without variation, an ordinary resolution authorizing the issuance of up to 18,333,333 post-consolidation common shares of the Corporation in consideration of the purchase of all of the issued and outstanding shares of Emerging Market Solutions International Inc.; and
11. To transact such other business as may be properly brought before the meeting.

DATED at the City of Calgary, in the Province of Alberta, this 19th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"signed"
David A. Aftergood
President and Chief Executive Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Alberta Compliance Services Inc., 602, 304 - 8th Avenue S.W., Calgary, Alberta, T2P 1C2, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the meeting or any adjournment thereof.

C:\sedar temp files\Notice of Meeting - 2002 #3 (MS2182).doc

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

MANAGEMENT INFORMATION CIRCULAR

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by the board of directors and management of Applied Gaming Solutions of Canada Inc. (the "Corporation") to be used at the annual and special general meeting of the common shareholders of the Corporation (the "Meeting"), to be held at the Radisson Hotel, Calgary Airport, 2120 - 16th Avenue N.E., Calgary, Alberta on Thursday, July 25, 2002, at 10:00 a.m. (local time) for the purposes set forth in the enclosed notice of meeting ("Notice"). Although it is expected that the solicitation of the proxies will be primarily by mail, proxies may also be solicited personally or by telephone or facsimile or other similar means of communication by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation. In accordance with National Policy 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Corporation ("Common Shares") held of record by such persons and normal handling charges for such services will be paid by the Corporation. The record date to determine the shareholders entitled to receive Notice of the Meeting is June 5, 2002 (the "Record Date").

APPOINTMENT, VOTING AND REVOCATION OF PROXIES

Appointment

Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and act for and on behalf of such person at the Meeting. In order to do so the shareholder may insert the name of such person in the blank space provided in the form of proxy, or may use another appropriate form of proxy. All proxies must be deposited with the Corporation's registrar and transfer agent, Alberta Compliance Services Inc., 602, 304 - 8th Avenue S.W., Calgary, Alberta, T2P 1C2, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof. The Corporation may refuse to recognize any instrument of proxy received after such time.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. **In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.**

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation is not aware of any such amendments, variations or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of management of the Corporation.

Revocation

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited either at the registered office of the Corporation, 2300, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Beneficial Holders

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against any resolution) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for their clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC") in Canada. IICC typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to IICC, or otherwise communicate voting instructions to IICC (by way of the Internet or telephone, for example). IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder who receives an IICC voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to IICC (or instructions respecting the voting of Common Shares must otherwise be communicated to IICC) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to shareholders in this Circular and the accompanying instrument of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

Registered Shareholders

Registered holders of Common Shares as shown on the shareholders' list prepared as of the Record Date will be entitled to vote such shares at the Meeting on the basis of one vote for each Common Share held, except to the extent that the person has transferred the ownership of any of his Common Shares after the Record Date, and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands, not later than ten (10) days before the Meeting, or shorter period before the Meeting that the by-laws of the Corporation may provide, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his Common Shares at the Meeting.

82-4832

As of the Record Date, 33,690,581 of the Corporation's unlimited authorized voting Common Shares were issued and outstanding. The Corporation is also authorized to issue an unlimited number of preferred shares, issuable in series, of which 250,000 preferred shares, Series 2, are issued and outstanding. In addition, there are 2,279,855 Common Shares reserved for issuance upon proper exercise of previously granted stock options.

Pursuant to paragraph 8.03 of By-Law No. 1, a quorum for the transaction of business at the Meeting shall be two (2) persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled and together holding or representing by proxy not less than five percent (5%) of the outstanding shares of the Corporation entitled to vote at the Meeting.

As of the Record Date, no person, to the knowledge of the directors and officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

EXECUTIVE COMPENSATION

Compensation of Directors

The aggregate cash compensation (including salaries, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to directors of the Corporation in their capacity as directors for services rendered during the financial year ended December 31, 2001 was nil.

Executive officers of the Corporation who also act as directors of the Corporation do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers."

During the financial year ended December 31, 2001, no directors of the Corporation were granted stock options or exercised any stock options.

Compensation of Executive Officers

During the financial year ended December 31, 2001, the Corporation employed two (2) executive officers, namely David A. Aftergood, President and Chief Executive Officer, and T. Michael Blank, Chief Financial Officer. These individuals continue to serve as officers of the Corporation as at the date hereof. The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to the executive officers by the Corporation (as required by the Regulations defined herein) during the financial year ended December 31, 2001 was $105,000. For the next financial year ended December 31, 2002, it is estimated that the Corporation will pay no cash compensation to executive officers. There were no amounts satisfied or accrued by the Corporation during the Corporation's last financial year ended December 31, 2001, to provide pension, retirement, or similar benefits for the executive officers of the Corporation pursuant to any existing plan, contract, authorization or arrangement provided or contributed by the Corporation.

Summary Compensation Table For Named Executive Officers

The following table (presented in accordance with the Regulations made under the *Securities Act* (British Columbia) (the "Regulations") sets forth all annual and long term compensation for services in all capacities to the Corporation for the financial years ended December 31, 1999, 2000 and 2001 (to the extent required by the Regulations) in respect of the individuals who were, at December 31, 2001, acting in a capacity similar to a Chief Executive Officer and the four most highly compensated executive officers whose compensation was greater than $100,000 (the "Named Executive Officers.").

82-4832

SUMMARY COMPENSATION TABLE FOR NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer[1]	Year ended December 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)[3]	Securities Under Options/SARs Granted [2][4]	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation ($)
David A. Aftergood President and Chief Executive Officer	2001 2000 1999	150,000 150,000 152,000	nil nil nil	nil nil nil	nil/nil 1,075,000/nil 80,000/nil	nil nil nil	nil nil nil	nil nil nil
T. Michael Blank Chief Financial Officer	2001 2000 1999	90,000 90,000 90,000	nil nil nil	nil nil nil	nil/nil 50,000/nil nil/nil	 nil nil	 nil nil	 nil nil

Notes:

(1) Includes the Chief Executive Officer and each of the four most highly compensated executive officers, whose total salary and bonus exceeds $100,000 (of which there were no individuals).

(2) "Securities Under Options/SARs Granted" are grants made under the Stock Option Plan of the Corporation. "SAR" means stock appreciation rights.

(3) "Other Annual Compensation" does not, in the aggregate, exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(4) The amounts in this column reflect the number of stock options granted under the Corporation's Stock Option Plan to each of the Named Executive Officer in each of the years referred to.

Summary of Stock Options for Named Executive Officers

The following tables sets forth a summary of grants of stock options, exercises of stock options and financial year end value of unexercised stock options to Named Executive Officers during the most recently completed financial year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR TO NAMED EXECUTIVE OFFICERS

Name	Securities Under Options/SARs Granted	% of total Options/SARs Granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)[1]	Expiration Date
David A. Aftergood, President and Chief Executive Officer	nil	nil/nil	n/a	n/a	n/a
T. Michael Blank, Chief Financial Officer	nil	nil/nil	n/a	n/a	n/a

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AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES FOR NAMED EXECUTIVE OFFICERS

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at Financial Year End		Value of Unexercised In-The-Money Options/SARs at Financial Year End (1)	
			Exercisable	Unexercisable	Exercisable(2)	Unexercisable
David A. Aftergood, President and Chief Executive Officer	nil	nil	1,289,855	nil	nil	nil
T. Michael Blank, Chief Financial Officer	nil	nil	50,000	nil	nil	nil

Notes:
(1) The closing trading price as traded on the Canadian Venture Exchange on December 28, 2001, was $0.03.
(2) Represents the net value of the exercisable stock options.

Long Term Incentive Plans

The Corporation currently has no long term incentive plans, other than stock options granted from time to time by the board of directors.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights (herein referred to as "SAR's") or restricted shares were granted by the Corporation to Named Executive Officers of the Corporation during the last financial year ended December 31, 2001. Furthermore, no SAR's were exercised.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to Named Executive Officers. The Corporation has not provided compensation, monetary or otherwise, during the preceding financial year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation. The Corporation is not currently party to any compensation plan or arrangement with a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person, except as otherwise set forth herein.

Employment Contracts

Pursuant to an employment agreement dated December 3, 1999, between the Corporation and T. Michael Blank, the Corporation employs Mr. Blank as the Chief Financial Officer of the Corporation. The initial term of this agreement expired on December 15, 2001, but has been renewed for an additional one (1) year term to expire on December 15, 2002. In consideration for performance of the services, the Corporation has agreed to pay Mr. Blank an annual sum of $90,000 per annum. The agreement may be terminated at any time without cause by either party providing one (1) month written notice.

Other Compensation

Other than as herein set forth, the Corporation did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed for which compensation was not offered on the same terms to all full time employees) during the last completed financial year ended December 31, 2001.

Stock Options Plans

The Corporation created a stock option plan on October 1, 1996 (the "Plan") authorizing the granting of stock options to designate the participants including directors, officers, employees or consultants of the Corporation. This

Plan was amended by the shareholders on June 25, 1998. The number of Common Shares issuable pursuant to stock options granted under the Plan or any other stock compensation arrangements shall not exceed ten (10%) percent of the outstanding shares of the Corporation and shall not exceed five (5%) percent of the outstanding shares of the Corporation in respect of shares issuable pursuant to stock options granted to any one insider. In addition, the option price per Common Share must be acceptable to any stock exchange upon which the Corporation's Common Shares are listed and the maximum length of any option shall be five (5) years from the date the option is granted, provided that a director's, officer's, employee's or consultant's options expire ninety (90) days after his ceasing to act for the Corporation, except upon the death of a participant, in which event his estate shall have twelve (12) months in which to exercise the outstanding options. In the event of any consolidation, division or other relevant change to the capital of the Corporation, the number of common shares available under the Plan and the number of shares subject to the option and the option price shall be adjusted accordingly.

There are currently outstanding a total of 2,279,855 stock options granted to directors, officers and employees as of the date hereof pursuant to the Plan. In addition, there are a total of 1,089,203 Common Shared reserved for issuance in respect of future stock options which may be granted under the Plan.

OUTSTANDING STOCK OPTIONS

Optionee Category (Number of Optionees)	Number of Common Shares Reserved under Option	Date of Grant	Expiry Date	Market Price[4]		Exercise Price Per Common Share
				As at Date of Grant[1]	As at June 1, 2002[2]	
Executive Officers (2)	250,000	July 7/98	July 6/03	$1.40	$0.02	$0.50
	475,000	Jan.26/00	Jan.25/05	$0.55	$0.02	$0.46
	56,522	Apr.18/00	Apr.18/05	$0.58	$0.02	$0.46
	353,333	May 23/00	May 23/05	$0.40	$0.02	$0.30
Directors other than Executive Officers (5)[3]	175,000	July 7/98	July 6/03	$1.40	$0.02	$0.50
	100,000	July 7/98	Apr.8/04	$1.40	$0.02	$0.60
	50,000	June 23/99	Jun.23/04	$1.15	$0.02	$0.91
	90,000	Nov.15/99	Nov.14/04	$0.55	$0.02	$0.53
	300,000	May 23/00	May 23/05	$0.40	$0.02	$0.30
	185,000	Feb.21/01	Feb.21/06	$0.26	$0.02	$0.20
Employees and Consultants (2)	50,000	July 7/98	July 6/03	$1.40	$0.02	$0.50
	195,000	Nov.15/99	Nov.14/04	$0.55	$0.02	$0.53

Notes:

(1) The closing trading price of the Common Shares underlying the stock option as traded on the Canadian Venture Exchange (or The Alberta Stock Exchange, if traded prior to November 30, 1999) on the date of grant.

(2) The closing trading price of the Common Shares underlying the stock option as traded on the Canadian Venture Exchange on such date.

(3) Directors who are not also executive officers of the Corporation.

(4) Options are fully vested and may be exercised in whole or in part any time prior to the date of expiry.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as herein set forth, no director, executive officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, of the current directors, executive officers, and shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding Common Shares or any known associates or affiliates of such persons, in any transaction which has materially affected the Corporation other than as herein set forth.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

Management Report

The board of directors of the Corporation have approved all of the information in the report to shareholders that accompanies this Circular, including the audited financial statements delivered therewith.

Number of Directors

The Articles of the Corporation provide that the board of directors shall consist of a minimum of three (3) and a maximum of seven (7) directors. The board of directors currently consists of five (5) members.

For this forthcoming year, it is proposed that the board of directors shall consist of six (6) members. Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the board of directors at six (6) members for the next ensuing year.

Election of Directors

It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the board of directors. **Unless specifically instructed in the instrument of proxy to withhold such vote, the person(s) designated as proxyholder(s) in the accompanying instrument of proxy intend(s) to vote for the election of the nominees whose names are set forth below. If any nominee is for any reason unavailable to serve, the person(s) named in the accompanying form of proxy reserve(s) the right to vote for another nominee at their discretion.** All the directors are to be elected annually and each shall hold office until the close of the next annual meeting of the shareholders, or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table sets out the names of the proposed nominees for election as directors, their municipality of residence, their principal occupation during the five preceding years and the number of voting shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them, as at the date hereof.

Name and Municipality of Residence	Office Held	Commencement of Service as a Director	Principal Occupation and Positions Held During Last Five Years	Voting Securities of the Corporation Held or Controlled as of the Date Hereof
David A. Aftergood Calgary, Alberta	President, Chief Executive Officer and Director	1995	President and Chief Executive Officer of the Corporation since 1995.	1,570,245
Peter C. Wallis Calgary, Alberta	Director	1996	President and Chief Executive Officer of Van Howe Institute of International Transportation and Regulatory Affairs	130,200
Larry W. Ruptash Vegreville, Alberta	Director	1996	Advertising Consultant	100,000
James F. Kelleher Calgary, Alberta	Director	1996	Member of the Senate of Canada	nil
Dale Laniuk Vegreville, Alberta	Director	1998	President and Chief Executive Officer, Laniuk Industries Inc.	2,182,885
Richard W. DeVries Calgary, Alberta	Nominee	To be elected	President of Richard W. DeVries Professional Corporation since 1985; Counsel to Szabo DeVries, Barristers and Solicitors.	195,000

The number of voting securities of the Corporation beneficially owned, directly or indirectly by all directors, executive officers and principal shareholders of the Corporation as a group as at the date hereof is set forth below.

Designation of Class	Number of Common Shares	Percentage of Class
Common Shares	4,133,330	12.3%

The Audit Committee of the board of directors currently consists of Dale Laniuk, Peter C. Wallis and Larry W. Ruptash. The general function of the Audit Committee is to review the overall audit plan of the Corporation and the Corporation's systems of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Corporation's auditor. There are no other outstanding committees of the board of directors.

Appointment of Auditor

Unless such authority is withheld, the management designees, if named as proxy, intend to vote the shares represented by any such proxy for the appointment of Dick Cook Schulli, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation for the next ensuing year. The Corporation's board of directors changed the Corporation's auditors to Dick Cook Schulli, Chartered Accountants, of Calgary, Alberta, effective May 1, 2001, on the recommendation of the Corporation's Audit Committee and in accordance with National Policy 31, thereby replacing KPMG LLP, Chartered Accountants, of Calgary, Alberta. KPMG LLP confirmed to the Corporation, by letter dated May 4, 2002, that there were no disagreements, unresolved issues or consultations and that there were no reportable events, as that term is defined in National Policy 31 that occurred prior to their resignation as auditors. Dick Cook Schulli, Chartered Accountants, confirmed to the Corporation by letter dated May 4, 2001, its preparedness to undertake the audit engagement replacing KPMG LLP, subject to compliance with National Policy 31. In this capacity, Dick Cook Schulli, Chartered Accountants, acted as auditors of the Corporation with respect to the completion of the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2001.

The reporting package prepared by the Corporation in accordance with National Policy 31 in respect of this change of auditors, and filed as required by the Alberta Securities Commission and the British Columbia Securities Commission, accompanies this Circular as Appendix "A" attached hereto.

Change of Name

The shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt, with or without variation, a special resolution to restate and amend the articles of the Corporation to change the name of the Corporation to "Pacific Lottery Corporation", or such similar or other name as the board of directors of the Corporation may, in its discretion, resolve, the Registrar appointed under the Business Corporations Act (Alberta) may permit, and the Canadian Venture Exchange Inc. may approve. A restatement of the articles does not change any of the provisions of the articles, but merely consolidates the original articles of the Corporation and any amendments to the articles which may have been made to date.

The complete text of the proposed special resolution is as follows:

"BE IT RESOLVED as a special resolution of the Corporation that:

1. Pursuant to Section 173(1) of the Business Corporations Act, Alberta, the articles of the Corporation be restated and amended to change the name of the Corporation to "Pacific Lottery Corporation", or such other similar or other name as the board of directors, in its discretion, resolve, the Registrar appointed under the Business Corporations Act (Alberta) may permit and the Canadian Venture Exchange Inc. may approve;

2. Any one or more directors or officers be and are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary acts and proceedings, to execute and deliver and file any and all applications, declarations, documents and other instruments and to do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

3. Notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in its sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Corporation."

In the absence of contrary direction, the Management Designees, if named as proxy, intend to vote all shares represented by proxies in favour of the special resolution approving the restatement of the articles of the Corporation and the change of name of the Corporation.

Consolidation

The shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt, with or without variation, a special resolution to restate and amend the articles of the Corporation to authorize the consolidation of the issued and outstanding share capital of the Corporation on the basis of one (1) new Common Share of the Corporation for up to and including, but not exceeding, ten (10) Common Shares of the Corporation currently held. A restatement of the articles does not change any of the provisions of the articles, but merely consolidates the original articles of the Corporation and any amendments to the articles which may have been made to date.

The Corporation will not be obligated to issue fractional Common Shares in respect to the consolidation of the Common Shares of the Corporation. In the event that a fractional share results from the consolidation of stated capital as herein provided, then, in the case of a fractional share for the Corporation of less than one-half (1/2) of a Common Share, the number of shares to be received by the holder thereof shall be rounded down to the next whole number of shares without further compensation from or claim against the Corporation, or in the case of a fractional share for the Corporation of one-half (1/2) or more of a Common Share, the number of shares to be received by the holder thereof shall be rounded up to the next higher whole number of shares of the Corporation, provided that no shareholder shall be required to compensate the Corporation in respect thereof.

The complete text of the proposed special resolution is as follows:

"BE IT RESOLVED as a special resolution of the Corporation that:

1. Pursuant to Section 173(1) of the Business Corporation Act, Alberta, the articles of the Corporation be restated and amended to consolidate all of the issued and outstanding common shares of the Corporation on the basis of one (1) new common share of the Corporation for up to and including, but not exceeding, ten (10) common shares of the Corporation currently held;

2. Shareholders shall not be entitled to receive fractional shares as a result of the consolidation, and the number of shares issuable upon the consolidation shall be rounded up or down, as the case may be, to the next whole number of shares;

3. Any one or more directors or officers be and are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary acts and proceedings, to execute and deliver and file any and all applications, declarations, documents and other instruments and to do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

4. Notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in its sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Corporation."

In the absence of contrary direction, the Management Designees, if named as proxy, intend to vote all shares represented by proxies in favour of the special resolution approving the restatement of the articles of the Corporation and the consolidation of the share capital of the Corporation.

Reduction of Stated Capital

The shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt, with or without variation, a special resolution authorizing the reduction in the stated capital of the Corporation by an amount not exceeding $15,246,349. This reduction in stated capital of the Common Shares of the Corporation will result in the reduction of the Corporation's deficit by a similar amount.

A reduction of the stated capital of the Corporation as herein proposed will have no immediate income tax consequences to a holder of Common Shares of the Corporation. The reduction of stated capital may have an effect,

in certain circumstances, if the Corporation is wound up or makes a distribution to its shareholders, or when the Corporation redeems, cancels or acquires its Common Shares. As a general rule, upon such transactions, the holder of Common Shares will be deemed to have received a dividend to the extent that the amount paid or distributed exceeds the stated capital of its Common Shares.

The complete text of the proposed special resolution is as follows:

"BE IT RESOLVED as a special resolution of the Corporation that:

1. Pursuant to Section 38 of the Business Corporations Act, Alberta, the stated capital of the Corporation is hereby reduced by deducting from the stated capital account for the common shares of the Corporation an amount not exceeding $15,246,349;

2. Any one or more directors or officers be and are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary acts and proceedings, to execute and deliver and file any and all applications, declarations, documents and other instruments and to do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

3. Notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in its sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Corporation."

In the absence of contrary direction, the Management Designees, if named as proxy, intend to vote all shares represented by proxies in favour of the special resolution authorizing the reduction of stated capital of the Common Shares of the Corporation.

Debt Settlement Arrangements

Currently, the Corporation is indebted to former and current employees of the Corporation in the amount of $669,402 as at May 1, 2002, and is further indebted to another unsecured creditor of the Corporation in the amount of $1,950,000 as at May 31, 2002. Provided the special resolution authorizing the consolidation of the Common Shares of the Corporation as heretofore provided is approved and adopted, shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt, with or without variation, an ordinary resolution authorizing the Corporation to convert $669,402 of indebtedness owed to former and current employees of the Corporation into post-consolidated Common Shares of the Corporation at a deemed issue price of $0.30 per post-consolidated Common Share or an aggregate of 2,231,340 Common Shares. Similarly, the shareholders of the Corporation will be asked to consider, and if thought appropriate, to approve and adopt, with or without variation, an ordinary resolution authorizing the Corporation to convert $1,950,000 of indebtedness owed to another unsecured creditor of the Corporation at a deemed issue price of $0.30 per post-consolidated Common Share or an aggregate of 6,500,000 Common Shares. In addition to shareholder approval, the foregoing debt settlement arrangements shall be subject to regulatory body approval, including but without limitation, the Canadian Venture Exchange Inc.

The complete text of the proposed ordinary resolution is as follows:

"BE IT RESOLVED as an ordinary resolution of the Corporation that:

1. The Corporation is authorized and empowered to issue up to and including 2,231,339 post-consolidation common shares of the Corporation at a deemed issue price of $0.30 per common share in full and final settlement of outstanding indebtedness owed by the Corporation to current and former employees;

2. The Corporation is authorized and empowered to issue up to and including 6,500,000 post-consolidation common shares of the Corporation at a deemed issue price of $0.30 per post-consolidation common share in full and final settlement of outstanding indebtedness in the amount of $1,950,000 owed by the Corporation to an unsecured creditor of the Corporation;

3. Any one or more directors or officers be and are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary acts and proceedings, to execute and deliver and file any and all applications, declarations, documents and other instruments and to do all such other acts and

things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

4. Notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in its sole discretion, revoke this ordinary resolution before it is acted upon, without further approval of the shareholders of the Corporation."

In the absence of contrary direction, the Management Designees, if named as proxy, intend to vote all shares represented by proxies in favour of the ordinary resolution approving the debt settlement arrangements described herein.

Forgiveness of Debt and Conversion of Preferred Shares

Currently, the Corporation is indebted to a secured creditor of the Corporation in the principal amount of $2,500,000. In addition thereto, this secured creditor of the Corporation currently owns, directly or indirectly, 250,000 preferred shares, Series 2, in the Corporation, having a stated value of $1.00 per preferred share, Series 2, or an aggregate amount of $250,000. The Corporation has entered into a proposed settlement arrangement with this secured creditor on the basis that the secured creditor will forgive all indebtedness due and owing by the Corporation to the secured creditor and surrender for cancellation all of the issued and outstanding preferred shares, Series 2, of the Corporation held by this secured creditor, in consideration of the issuance of 9,166,667 Common Shares.

Provided the special resolution authorizing the consolidation of the Common Shares of the Corporation as heretofore provided is approved and adopted, shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt, with or without variation, an ordinary resolution authorizing the Corporation to accept this debt settlement arrangement and share exchange transaction. In addition to shareholder approval, the foregoing debt settlement arrangement and exchange of preferred shares shall be subject to regulatory body approval, including but without limitation, the Canadian Venture Exchange Inc.

The complete text of the proposed ordinary resolution is as follows:

"BE IT RESOLVED as an ordinary resolution of the Corporation that:

1. The Corporation is authorized and empowered to issue 9,166,667 post-consolidated common shares of the Corporation in exchange for forgiveness of outstanding indebtedness owed by the Corporation to an secured creditor of the Corporation in the amount of $2,500,000 and in exchange for the cancellation and surrender of 250,000 preferred shares, Series 2, of the Corporation, having a stated value of $1.00 per preferred shares, Series 2, or an aggregate amount of $250,000;

2. Any one or more directors or officers be and are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary acts and proceedings, to execute and deliver and file any and all applications, declarations, documents and other instruments and to do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

3. Notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in its sole discretion, revoke this ordinary resolution before it is acted upon, without further approval of the shareholders of the Corporation."

In the absence of contrary direction, the Management Designees, if named as proxy, intend to vote all shares represented by proxies in favour of the ordinary resolution approving the debt settlement arrangement and exchange of preferred shares, Series 2, of the Corporation for post-consolidated Common Shares of the Corporation as described herein.

Emerging Market Solutions International Inc.

The shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt, with or without variation, an ordinary resolution authorizing the Corporation to purchase Emerging Market Solutions International Inc., a privately owned Bahamas corporation, in consideration of the issuance of 18,333,333 post-consolidated Common Share of the Corporation, having a deemed issue price of $0.30 per post-consolidated

Common Share or an aggregate amount of $5,500,000. Emerging Market Solutions International Inc. is beneficially owned and controlled by Richard W. DeVries, a nominee director of the Corporation. In the event the transaction is consummated, Mr. DeVries will own or beneficially control a total of 18,528,333 Common Shares of the Corporation after giving effect to the consolidation of the Common Shares of the Corporation as herein contemplated and after giving effect to the issuance of all post-consolidation Common Shares as herein described or approximately forty-six (46%) percent of the issued and outstanding Common Shares of the Corporation after giving effect to the consolidation of shares, all of the debt settlement arrangements herein contemplated and the acquisition of Emerging Market Solutions International Inc.

Emerging Market Solutions International Inc. is a private Bahamas corporation, whose only asset is a contract to supply a modern on-line lottery system for Ho Chi Minh City, in the Country of Vietnam, and the twenty (20) surrounding provinces in southern Vietnam. The contract is for a ten (10) year term, commencing on the first day of lottery ticket sales and paying ten (10%) percent of gross lottery revenues to the Corporation. Local taxes of a maximum of one and one-half (1 ½%) percent of the gross lottery revenues will be deducted at source during the first five (5) years of the contract, rising to a maximum of four and one-half (4 ½%) percent of gross lottery revenues for the remaining five (5) years of the contract.

According to official documented information supplied by the Vietnamese lottery authorities, the annual gross turnover for the existing paper based manual lotteries in the area of Ho Chi Minh City and the twenty (20) surrounding provinces is approximately $400,000,000 U.S. Where old-fashioned paper lottery games have been replaced by modern on-line games in other markets, including Asia, the Corporation believes that total sales have increased by a factor of 3 to 5. The Corporation estimates that the potential lottery sales in Vietnam, given a well structured portfolio of on-line lottery games, could generate gross turnover between $800 - $1,400 million U.S. per annum. This represents lottery sales of some $10 - $15 U.S. per capita on a national basis. Vietnamese estimates calculate an average GDP per capita of $1,575 U.S in the Ho Chi Minh City region.

In addition to shareholder approval, the foregoing acquisition shall be subject to regulatory body approval, including but without limitation, the Canadian Venture Exchange Inc.

The complete text of the proposed ordinary resolution is as follows:

"BE IT RESOLVED as an ordinary resolution of the Corporation that:

1. The Corporation is authorized and empowered to purchase all of the issued and outstanding shares of Emerging Market Solutions International Inc. in consideration of the issuance of 18,333,333 post-consolidated common shares of the Corporation at a deemed issue price of $0.30 per post-consolidation common share or an aggregate amount of $5,500,000;

2. Any one or more directors or officers be and are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary acts and proceedings, to execute and deliver and file any and all applications, declarations, documents and other instruments and to do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

3. Notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in its sole discretion, revoke this ordinary resolution before it is acted upon, without further approval of the shareholders of the Corporation."

In the absence of contrary direction, the Management Designees, if named as proxy, intend to vote all shares represented by proxies in favour of the ordinary resolution approving the acquisition of Emerging Market Solutions International Inc. as herein described.

GENERAL MATTERS

All matters to be brought before the Meeting except the special resolutions, require, for the passing of same, a simple majority of votes cast at the Meeting by holders of Common Shares. The special resolutions require that same be passed by greater than a two-thirds (2/3) majority of the votes case at the meeting by holders of Common Shares. If a majority of the Common Shares represented at the Meeting should be voted against or withheld from voting the appointment of Dick Cook Schulli, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, the board of directors will appoint another firm of chartered accountants based on the recommendation

of the Audit Committee, which appointment for any period subsequent to the Meeting shall be subject to approval by the shareholders at a meeting.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the board of directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at the City of Calgary, in the Province of Alberta, this 19th day of June, 2002.

"signed"
David A. Aftergood
President and Chief Executive Officer

"signed"
T. Michael Blank
Chief Financial Officer

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS. THE COSTS OF SOLICITATION WILL BE BORNE BY THE CORPORATION.

The undersigned shareholder of Applied Gaming Solutions of Canada Inc. (the "Corporation"), hereby appoints David A. Aftergood, President and Chief Executive Officer and a director of the Corporation, or failing him, T. Michael Blank, Chief Financial Officer of the Corporation, or in the place and stead of the foregoing ______________ ______________________________________ the true and lawful attorney and proxy of the undersigned with power of substitution to attend, to act and vote in respect of the common shares held by the undersigned at the annual and special general meeting of shareholders of the Corporation to be held on Thursday, July 25, 2002, and any adjournment thereof. The undersigned hereby instructs said proxy to vote the common shares represented by this instrument of proxy in the following manner.

1. **FOR [ ] OR AGAINST [ ]**

To fix the board of directors at six (6) members.

2. **FOR [ ] OR WITHHOLD FROM VOTING [ ]**

The election as directors for the ensuing year of the nominees as a group named in the management information circular accompanying this instrument of proxy.

3. **FOR [ ] OR WITHHOLD FROM VOTING [ ]**

The appointment of Dick Cook Schulli, Chartered Accountants, as the auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors.

4. **FOR [ ] OR AGAINST [ ]**

The approval and adoption, with or without variation, of a special resolution to change the name of the Corporation to "Pacific Lottery Corporation".

5. **FOR [ ] OR AGAINST [ ]**

The approval and adoption, with or without variation, of a special resolution authorizing the consolidation of the common shares of the Corporation on the basis of one (1) new common share of the Corporation for up to and including ten (10) common shares of the Corporation currently held.

6. **FOR [ ] OR AGAINST [ ]**

The approval and adoption, with or without variation, of a special resolution authorizing the reduction of the stated capital account for the common shares of the Corporation by an amount not exceeding $15,246,349.

7. **FOR [ ] OR AGAINST [ ]**

Subject to approval of the special resolution as identified under paragraph 4 above, the approval and adoption, with or without variation, of an ordinary resolution authorizing the issuance of up to and including 8,731,339 post-consolidation common shares of the Corporation in full settlement of outstanding indebtedness in the amount of $2,619,402 owed by the Corporation to current and former employees and one other unsecured creditor of the Corporation.

IMPORTANT - SEE REVERSE SIDE

82-4832

8. **FOR [ ] OR AGAINST [ ]**

Subject to approval of the special resolution as identified under paragraph 4 above, the approval and adoption, with or without variation, of an ordinary resolution authorizing the issuance of up to and including 9,166,667 post-consolidation common shares of the Corporation in consideration of the forgiveness of indebtedness in the amount of $2,500,000 owed by the Corporation to a secured creditor of the Corporation and the exchange for surrender and cancellation of 250,000 issued and outstanding preferred shares, Series 2, of the Corporation.

9. **FOR [ ] OR AGAINST [ ]**

Subject to approval of the special resolution as identified under paragraph 4 above, the approval and adoption, with or without variation, of an ordinary resolution authorizing the issuance of up to 18,333,333 post-consolidation common shares of the Corporation in consideration of the purchase of all of the issued and outstanding shares of Emerging Market Solutions International Inc.

DATED this ____ day of ________, 2002.

____

____

(Signature of Shareholder)

____

(Name of Shareholder)

____

(Number of Shares Voted)

Where a choice in respect to any matter to be acted upon is specified in this instrument of proxy, the voting shares represented by this instrument of proxy will be voted in accordance with such specifications. **If no designation in favour of or against any matter set out above is made, the management designees, if named as proxy, will vote in favour of all matters set out herein. This instrument of proxy also confers discretionary authority upon the management designees or other persons named as proxy with respect to any amendment or variation of any of the proposals set out above or other matters which may properly come before the meeting. Management is not aware at the date hereof of any such amendments, variations or other matters to be presented at the meeting.**

To be valid, this instrument of proxy must be received by Alberta Compliance Services Inc., 602, 304 - 8th Avenue S.W., Calgary, Alberta, T2P 1C2, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the meeting or any adjournment thereof.

A shareholder has the right to appoint a person (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in this instrument of proxy and strike out the other names or may submit another appropriate instrument of proxy.

This instrument of proxy when mailed by the Corporation is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the Corporation.

82-4832

Applied Gaming Solutions

NEWS RELEASE

For Immediate Release

July 12, 2002 **TSX Venture Exchange:AGC**

AGC Debt Settled With AWI

Calgary, Alberta: Applied Gaming Solutions of Canada Inc. (AGC) announced today that a comprehensive Final Settlement and Termination Agreement ("Agreement") negotiated with Automated Wagering International (AWI) over the past several months has been completed and executed by both parties effective May 31, 2002.

In the final executed document, AWI has agreed to forgive the total accumulated debt in exchange for a nominal final payment and release and termination from any further maintenance obligations under the Sales and Services Agreement. As well, the Agreement provides for the settlement of all outstanding issues between the two companies and allows for the complete disengagement from any future obligations.

"I want to thank AWI for its significant contribution in the establishment of the first ever modern lottery program in Vietnam and their continued support of AGC's development throughout this process. The removal of this debt from the Corporation's balance sheet, in combination with other measures the company is taking, will vastly improve its ability to move forward with its business plan," said David Aftergood, President and CEO of AGC.

The Corporation believes that this Agreement is a significant step in the continued development of its objective to expand the lottery program in Vietnam. With shareholder approvals expected for the proposed debt conversions and purchase of EMSI at the upcoming AGM, the Corporation will be in a stronger position to successfully implement its business strategy.

Applied Gaming Solutions of Canada Inc. leads the technical and marketing support activities for the on-line lottery system run by the Construction Lottery of the Capital – Hanoi in Vietnam.

For further information, please visit our website at www.ags.ca
or contact:
Rob Hetherington, Communications Coordinator:
Phone: 1-888-685-7788 / Fax: (403) 266-8909 / E-mail: info@ags.ca

SEC 12g exemption: 82-4832

82-4832

Applied
Gaming
Solutions

APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDING JUNE 30, 2002
(UNAUDITED)

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

AS AT		June 30, 2002		December 31, 2001
ASSETS				
CURRENT ASSETS				
Cash	$	2,646	$	-
Accounts receivable		4,805		825
Prepaid expenses		1,213		1,274
		8,665		2,099
CAPITAL ASSETS		1,346,276		1,537,976
DEFERRED DEVELOPMENT COSTS		2,253,062		307,605
PRE-OPERATIONAL COSTS		-		
	$	3,608,003	$	1,847,681
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	5,872,310	$	11,827,066
Short-term loans		2,250,000		2,250,000
		8,122,310		14,077,066
LONG-TERM DEBT		500,000		500,000
		8,622,310		14,747,573
SHAREHOLDERS' EQUITY				
Share capital		15,779,122		15,779,122
Deficit		(20,793,430)		(28,508,507)
		(5,014,307)		(12,729,385)
	$	3,608,003	$	1,847,681
	$	3,608,003	$	1,847,681

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(UNAUDITED)

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE THREE MONTHS ENDED JUNE 30	
	2002	2001	2002	2001
REVENUES	$ 33,669	$ 35,020	$ 15,184	$ 16,970
DIRECT EXPENSES	-	-	-	-
	33,669	35,020	15,184	16,970
OTHER EXPENSES				
General and administrative	134,644	1,250,447	(213,797)	278,696
Interest on Short Term Loans	1,165,714	995,929	549,797	511,940
Interest on Long Term Loans	75,311	55,998	39,050	29,036
Depreciation and Amortization	196,244	197,730	98,264	100,652
	1,571,913	2,500,104	473,313	920,324
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,538,245)	(2,465,084)	(458,130)	(903,354)
Extraordianry Item -debt settlement	9,253,322	-	9,253,322	-
	9,253,322	-	9,253,322	-
NET INCOME (LOSS)	7,715,077	(2,465,084)	8,795,192	(903,354)
DEFICIT, BEGINNING OF PERIOD	28,508,507	23,702,712	29,588,622	25,264,442
DEFICIT, END OF PERIOD	$20,793,430	$26,167,796	$20,793,430	$26,167,796
WEIGHTED AVERAGE SHARES OUTSTANDING	33,690,581	22,120,097	33,690,581	22,120,097
INCOME (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEM	$ (0.05)	$ (0.11)	$ (0.01)	$ (0.04)
INCOME (LOSS) PER SHARE	$ 0.23	$ (0.11)	$ 0.26	$ (0.04)

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED STATEMENT OF CASH FLOW
(UNAUDITED)

	FOR THE SIX MONTHS ENDED JUNE 30		FOR THE THREE MONTHS ENDED JUNE 30	
	2002	**2001**	**2002**	**2001**
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:				
Net income (loss)	$ 7,715,077	$ (2,465,084)	$ 8,795,192	$ (903,354)
Items not involving cash:				
Amortization	196,244	197,730	98,264	100,652
Cash flow (outflow) from operations	7,911,322	(2,267,354)	8,893,456	(802,702)
Change in non-cash working capital balances	(5,958,676)	1,416,587	(6,940,810)	574,479
	1,952,646	(850,767)	1,952,646	(228,223)
FINANCING:				
Issue of common shares, net of issue costs	-	856,782	-	151,650
Issue of preferred shares	-	-	-	-
Proceeds on short term loan	-	-	-	-
Proeeds on loan from related party	-	-	-	-
Bank loans	-	-	-	-
Long term debt	-	-	-	-
Cheques issued in excess of cash on hand	-	6,210	-	6,210
	-	862,992	-	157,860
INVESTMENT:				
Cash effect of acquisition of business, net	-	-	-	-
Acquisiton of capital assets, net	-	(40,198)	-	(889)
Increase in deferred development costs	(1,950,000)	(256,869)	(1,950,000)	-
Acquisition of business	-	-	-	-
	(1,950,000)	(297,067)	(1,950,000)	(889)
INCREASE (DECREASE) IN CASH POSITION	2,646	(284,842)	2,646	(71,252)
CASH POSITION, BEGINNING OF PERIOD	-	284,842	-	71,252
CASH POSITION, END OF PERIOD	$ 2,646	$ -	$ 2,646	$ -

82-4832

Applied Gaming Solutions of Canada Inc.
Consolidated Financial Statements for the Six Months Ending June 30, 2002
(Unaudited)

Notes to Consolidated Financial Statements

1. The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjunction with the most recent annual financial statements.

82-4832

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of:

X	Schedule A
X	Schedule B & C

(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	Applied Gaming Solutions of Canada Inc.
ISSUER'S ADDRESS:	1000 100 4 Avenue, S. W. Calgary, Alberta T2P 3N2
ISSUER TELEPHONE NUMBER:	(403) 266 8900
ISSUER FACSIMILE NUMBER:	(403) 266 8909
CONTACT PERSON:	Michael Blank
CONTACT'S POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(403) 266 8900
FOR QUARTER ENDED:	June 30, 2002
DATE OF REPORT:	July 17, 2002
CONTACT E-MAIL ADDRESS	mblank@ags.ca
WEB SITE ADDRESS	www.ags.ca

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHEDAND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARDOF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David Aftergood "David Aftergood 02-07-17
NAME OF DIRECTOR DATE SIGNED (YY/MM/DD)

Peter Wallis "Peter Wallis" 02-07-17
NAME OF DIRECTOR DATE SIGNED (YY/MM/DD)

82-4832

FORM 51-901F

B.C. SECURITIES COMMISSION

QUARTERLY REPORT

FOR
APPLIED GAMING SOLUTIONS OF CANADA INC.

FOR THE SIX MONTHS ENDED JUNE 30 2002

SCHEDULE A: **Financial Information**

- see Financial Statements accompanying this Form 51-901F.

SCHEDULE B: **Supplementary Information**

1. The major components of deferred development costs are:

	2002
Salaries/consulting fees	$4,927,055
License fees	772,921
Marketing and technical support	2,567,202
Office and supplies	688,969
Travel	494,873
Insurance	113,493
Financing fee	50,000
Legal and accounting	18,746
Other projects	17,640
	9,650,899
Less:	
Amortization	1,897,837
Write-down of deferred developments costs	5,500,000
	$ 2,253,062

An evaluation of the carrying value of deferred development costs was performed in 2000 and it was determined that the carrying value exceeded the expected undiscounted cash flows by $5,500,000. Accordingly, a write-down was recognized and charged to operations in 2000.

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2. The major components of General & Administration costs are:

	2002
Consultant fees	$ 14,150
Dues, subscription & licenses	299,081
Salaries and benefits	-
Foreign exchange (gain) loss	(283,671)
Office expense	12,750
Professional fees	27,156
Public company costs	12,508
Rent expense	27,137
Telephone &communications expense	7,425
Travel & promotion	18,109
	$134,644

3. Related Party Transactions
   There were no related party transaction during the reporting period.

4. Securities issued and options granted

Common Shares: none issued

Options: none issued

5. Share capital:

   (a) Authorized:

   Unlimited number of common shares

   Unlimited number of preferred shares issuable in series with terms and conditions to be determined by the Board of Directors

   700,000 Convertible preferred shares Series 1

   250,000 preferred shares Series 2

   (b) Pooling arrangements:

   As at June 30, 2002, there were no pooled common shares that remain subject to the pooling agreements.

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(c) Issued:

	Amount	Number of Shares
Common shares:		
Balance, December 31, 2001	33,690,581	15,779,122
Issued for cash on public offering	-	-
Issued for cash on private placement	-	-
Issued on exercise of options	-	-
Issued on exercise of warrants	-	-
Issued for services	-	-
Share issue costs	-	-
Balance, June 30, 2002	33,690,581	15,779,122

	Amount	Number of Shares
Preferred shares:		
Balance, June 30, 2002	250,000	250,000

(d) Stock options:

The following table sets forth a reconciliation of stock options granted, exercised and cancelled during the period ended June 30, 2002:

	Shares		Exercise Price
Outstanding at beginning of period	2,551,105	$	0.43 (average)
Granted	-		-
Exercised	-		-
Cancelled	271,250		0.51 (average)
Outstanding and exercisable, end of period	2,798,855	$	0.43 (average)

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Options outstanding:

Number	Exercise Price	Expiry Date
475,000	0.50	July 6, 2003
100,000	0.60	April 8, 2004
50,000	0.91	June 23, 2004
285,000	0.53	November 14, 2004
475,000	0.46	January 25, 2005
56,522	0.46	April 18, 2005
653,333	0.30	May 23, 2005
185,000	0.20	February 21, 2006
2,279,855		

6. Directors and Officers

Directors

David A. Aftergood
Peter C. Wallis
Dale Laniuk
James F. Kelleher, PC, QC
Larry W. Ruptash

Officers

David A. Aftergood
President and Chief Executive Officer

Michael Blank
Chief Financial Officer

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SCHEDULE C: **Management Discussion and Analysis**

Applied Gaming Solutions of Canada Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

General

Accounts Payable

The reduction of accounts payable was due to the settlement of $9.2 million of debt to a supplier (see material contracts and commitments below). This reduction was partially offset by the acquisition of $1.95 of deferred development costs from Emerging Market Solutions International ("EMSI") for consideration of assuming its it's liability to Lottery Wagering Solutions ("LWS") in the same amount. The continuing accrual of interest on the Bridge Loans also partially offset the debt settlement.

General and Administrative Expenses

The decrease in these expenses over the same period in 2001 can be attributed to reductions in overhead implemented in the last half of 2001. In addition, foreign exchange gains in the second quarter of over $370,000 on the now settled U.S. dollar debt more than offset other the remaining general and administrative expenses. The exchange gain was due to the strengthening of the Canadian dollar versus the U.S. dollar.

Interest Expense

The increase in both long and short term interest expense can be attributed to the compounding effect of interest on both short and long term debt.

Depreciation and Amortization

Depreciation and amortization have remained virtually unchanged from the preceding year.

Deferred Development Costs

$1,950,000 of deferred development costs was acquired from EMSI in anticipation of the acquisition of that company by Applied Gaming Solutions of Canada Inc. Consideration of for this transaction was the assumption of EMSI's liability to LWS.

Extraordinary Item

Accumulated outstanding amounts totaling $9,253,322 due to Automated Wagering International was settled following a payment of U.S. $15,000. The amounts due accumulated under the Sales and Services Agreement with AWI (see material contracts and commitments below).

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Legal Proceedings and Contingent Liabilities

The Company made a claim against a former director and two consultants to the Corporation alleging, among other things, breach of contract due to the failure of the defendant to perform any services of value under the agreement with the Company. The same former director and consultants had previously commenced an action in the State of Nevada against the Company alleging breach of contract.

Pursuant to a Settlement Agreement entered into and effective March 5, 1999 between the Company and the former director and one of the consultants:

(1) The Company's insurance carrier has paid to the former director and consultants U.S. $75,000 in satisfaction of expenses, payments of commissions, fees, emotional distress damages and/or costs. The individuals agree to waive all claims, rights or causes of action of or relating to fraud in the inducement or deceitful intentions regarding future payments or performance of obligation.

(2) In April 1999, the Company commenced payment of a total of U.S. $125,000 as severance payable in twenty-four installments of U.S. $5,208 per month.

(3) Subject to the approval of the Alberta securities regulators, the Company shall issue to the former director and consultant, 250,000 common shares of the Company. During the twenty-four month period from May 1999 to April 2001, the Company has the option to purchase the shares from the former director and consultants for the sum of One Dollar (U.S.) through April 2000 and shall have the first right of refusal to purchase the shares or any portion of the shares from May 2000 through April 2001. Through April 2001, the former director and consultants shall not sell, hypothecate or otherwise transfer or encumber the shares except that during the twelve months after April 2000, the former director and consultants may contract to sell the shares to a bona fide purchaser or on the open market for cash, by giving notice to the Company and subject to the right of first refusal of the Company.

The second consultant has not yet agreed to and signed the settlement agreement described above.

(d) The Company's former subsidiary Quantum is a defendant in a lawsuit claiming the defendants are indebted to the plaintiff in the amount of $1,286,947 plus interest, which indebtedness is secured by guarantees and a land mortgage. The other defendants in the action have also filed a third party notice against the Company in relation to this claim, alleging they are entitled to be indemnified by the Company in this claim. In addition, the Company has been named as a third party by the defendant in the same lawsuit for additional damages amounting to $175,000 plus interest and costs. The defendant is seeking indemnity for this amount from the Company pursuant to an alleged agreement. The Company is defending the claim and the third party notices. Pleadings are complete and document production is underway. At this time the outcome of the litigation is not predictable.

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Material Contracts and Commitments

The Company entered into a Sales and Service agreement with Automated Wagering International, Inc. ("AWI") dated August 18, 1998 whereby AWI has agreed to sell to AGS certain equipment and services for use within the Socialist Republic of Vietnam. The Company agreed to purchase 345 lottery terminals for $1,483,645 U.S. payable as to $296,719 U.S. upon execution of the agreement and $593,538 U.S. 6 months after the execution of the agreement and $593,538 U.S. on the earlier of (i) 12 months from the execution of the agreement; (ii) the agreement by the Lottery Authority to pay the Company its capital costs; or (iii) the installation of a lottery terminal outside the Hanoi area.

The Company agreed to purchase processors for $109,000 U.S. of which $54,500 U.S. was payable upon execution of the agreement and the remaining $54,500 U.S. is payable upon commencement of on-line sales of lottery numbers in Hanoi.

The Company agreed to pay a $500,000 U.S. non-refundable license fee which was due on the date the Company executed an agreement to install on-line lottery terminals outside of the Hanoi area. The Company is also committed to pay a fee of $8,333 U.S. per month for 60 months commencing on the date the Company executes an agreement with the appropriate Vietnamese authority to install lottery systems outside the Hanoi area.

AWI agreed to provide technical support services for $1,500,000 U.S. and marketing services for $250,000 U.S. These fees are payable in six equal monthly installments commencing on the date of execution of the agreement.

In addition, the Company shall pay to AWI a maintenance fee of $50,000 U.S. per month for a period of 60 months commencing on the sale of the first lottery ticket in Hanoi.

In January 1999, the Company negotiated a revised payment schedule with AWI, whereby AWI has exercised the option to require that 75% of the revenues which the Company receives under the Hanoi Lottery Agreement be paid to AWI until such amounts owing are fully paid. In return for AWI's continued cooperation and forbearance in light of the delays the Company experienced in making past payments to AWI, the Company agreed to pay AWI 25% of the revenue the Company received under the Hanoi Lottery Agreement and 5% of the revenue which the Company receives from any future lottery in Vietnam. During 2000, $33,380 U.S. was paid from lottery revenues earned in the year At December 31, 2000, a balance of $6,403,703 ($4,270,559 U.S.) remains outstanding. Interest on overdue balances is charged at a rate of 1.5% per month.

Effective May 31, 2002, the total accumulated debt of $9,253 322 was forgiven following a payment of USD 15,000 by AGS to AWI.

Liquidity and Solvency

The financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has sustained operating losses and has used significant cash resources for operations in 2002. At June 30, 2002 the Company had a working capital deficiency of $8,113,645 and a deficit of $20,793,430. The Vietnam lottery in Hanoi, the Company's significant source of revenue, commenced

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operations on August 9, 1999 resulting in gross revenue of $33,669 for the six months ended June 30, 2002. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financing facilities with its lenders to improve terms of repayment.

The Company's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Company and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Company is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to realize on its assets to discharge its liabilities in the normal course of business. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.

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Applied Gaming Solutions of Canada Inc.
2937 - 19th Street N.E.
Calgary, Alberta
T2E 7A2

July 2, 2002

ALBERTA SECURITIES COMMISSION
CONTINUOUS DISCLOSURE
20th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5K 3Z5
Attention: Executive Director

BRITISH COLUMBIA SECURITIES COMMISSION
STATUTORY FILINGS
1100 - 865 Hornby Street
Vancouver, British Columbia
V6Z 2H4
Attention: Executive Director

ONTARIO SECURITIES COMMISSION
Box 55, 20 Queen Street West
Toronto, Ontario
M5H 3S8
Attention: Executive Director

Dear Sirs/Mesdames:

Re: APPLIED GAMING SOLUTIONS OF CANADA INC.
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA), SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 75(1) OF THE SECURITIES ACT (ONTARIO)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of the Corporation. For convenience, this letter is itemized in the same manner as Form 27 of the *Securities Act* (Alberta), and equivalent provisions in the Provinces of British Columbia and Ontario. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

Applied Gaming Solutions of Canada Inc.
2937 - 19th Street N.E.
Calgary, Alberta
T2E 7A2

Telephone: (403) 266-8900
Facsimile: (403) 266-8909

Item 2 - Date of Material Change

The material change occurred on July 12, 2002.

Item 3 - Publication of Material Change

A press release was issued on July 12, 2002.

Item 4 - Summary of Material Change

1. The Corporation has given notice of a proposed annual and special general meeting of holders of common shares of the Corporation to be held on Thursday, July 25, 2002, at 10:00 a.m., at the Radisson Hotel, Calgary Airport, 2120 - 16th Avenue N.E., Calgary, Alberta. In addition to matters generally considered at an annual meeting, the Corporation is proposing to seek shareholder approval in respect of the following:

   (a) to change the name of the Corporation to "Pacific Lottery Corporation";

   (b) to consolidate the common shares of the Corporation on the basis of one (1) new common share of the Corporation for up to and including ten (10) common shares of the Corporation currently held;

   (c) to authorize the reduction of the stated capital account for the common shares of the Corporation by an amount not exceeding $15,246,349;

   (d) to issue up to and including 8,731,339 post-consolidation common shares of the Corporation in full settlement of outstanding indebtedness in the amount of $2,619,402 owed by the Corporation to certain current and former employees and one other unsecured creditor of the Corporation;

   (e) to approve the issuance of up to and including 9,166,667 post-consolidation common shares of the Corporation in consideration of forgiveness of indebtedness owed by the Corporation in the amount of $2,500,000, and in exchange for the surrender and cancellation of 250,000 issued and outstanding preferred shares, Series 2, of the Corporation; and

   (f) to approve the issuance of up to 18,333,333 post-consolidation common shares of the Corporation in consideration of the purchase of all the issued and outstanding shares of Emerging Market Solutions Inc.

2. In addition to the foregoing, the Corporation has entered into a Settlement and Termination Agreement ("Settlement Agreement") dated effective as of May 31, 2002 ("Termination Date") between the Corporation and Automated Waging International Inc. ("AWI"), pursuant to which the Corporation paid AWI a nominal sum in full and final settlement of all outstanding debts and other matters between the parties up to and including May 31, 2002, including but without limitation, all matters arising under that certain Sales and Service Agreement, dated as of August 18, 1998, as amended ("Sales Agreement"). The Settlement Agreement also provides that all obligations of AWI under the Sales Agreement, as amended, have been terminated, and that each party has provided to the other a mutual release from any

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and all actions, causes of action or other claims or damages between the parties up to the Termination Date, including but without limitation, a release of all matters arising under the Sales Agreement.

Item 5 - Full Description of Material Changes

See Item 4 above.

Item 6 - Reliance on Section 146(2) of the *Securities Act* (Alberta) or equivalent provisions in British Columbia and Ontario

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

David Aftergood
President and Chief Executive Officer
Applied Gaming Solutions of Canada Inc.
2937 - 19th Street N.E.
Calgary, Alberta
T2E 7A2

Telephone: (403) 266-8900
Facsimile: (403) 266-8909

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 16th day of July, 2002

Yours truly,

Applied Gaming Solutions of Canada Inc.

Per: *"signed"*
David Aftergood
President and Chief Executive Officer

cc: TSX Venture Exchange

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ALBERTA COMPLIANCE SERVICES INC.

602, 304 Eighth Avenue S.W., Calgary, Alberta T2P 1C2
Ph: (403) 216-8450 Fax: (403) 216-8459
email: info@albertacompliance.com

July 25, 2002

VIA SEDAR

British Columbia Securities Commission
Ontario Securities Commission

Dear Sir or Madam:

Re: Applied Gaming Solutions of Canada Inc. (the "Corporation") Notice under Paragraph 3.1(2) of Multilateral Instrument 45-102 (the "Instrument")

The Corporation confirms that it has filed an annual information form ("AIF") for the year ended December 31, 2001 pursuant to Part 3 of the Instrument. The AIF was filed under SEDAR project #467860. Please accept this notice as filing of a current AIF under the Instrument.

Yours truly,

ALBERTA COMPLIANCE SERVICES

"Sherri Van Ham"

Sherri Van Ham
Associate